UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OWL ROCK CORE INCOME CORP.

(Name of Subject Company (Issuer))

OWL ROCK CORE INCOME CORP.

(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

69120V101

(CUSIP Number of Class of Securities)

Class D Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

69120V200

(CUSIP Number of Class of Securities)

Class I Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

69120V309

(CUSIP Number of Class of Securities)

Bryan Cole

Chief Financial Officer and Chief Operating Officer

Owl Rock Core Income Corp.

399 Park Avenue

38th Floor

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Kristin H. Burns

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$10,491,033	$1,144.57
(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $10,491,033 in value of shares of common stock, par value $0.01 per share, of Owl Rock Core Income Corp..

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, equaled 0.010910% of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,144.57

Form or Registration No.: Schedule TO

Filing Party: Owl Rock Core Income Corp.

Date Filed: August 25, 2021

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 25, 2021 by Owl Rock Core Income Corp., a Maryland corporation (the “Company,” “Owl Rock,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share (“Common Stock ”) that can be purchased with $10,491,033 at a prices equal to the net offering prices per Share, as of September 30, 2021, of each Share of Common Stock tendered pursuant to the Offer. The amount offered to be repurchased ($10,491,033) represents the value of 5.00% of the aggregate number of the Company’s Shares outstanding as of June 30, 2021.

The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 25, 2021, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on September 30, 2021, and approximately 5,933 Class D Shares and 31,254 Class I Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. No Class S Shares were tendered in the pursuant to the Offer. Payment of the purchase prices for the Shares tendered was made promptly in the form of non-interest bearing promissory notes issued to the shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. The promissory notes were held by DST Systems Inc., the Company’s transfer agent, on behalf of each tendering shareholder.

On October 22, 2021, the Company determined that, as of September 30, 2021, the net offering prices per Share of its Class D Shares and Class I Shares were $9.31 per Share and 9.32 per Share, respectively. The Company purchased all validly tendered and not withdrawn Class D Share and Class I Shares for approximately $55,237 and $291,289, respectively. The aggregate purchase price for all Shares repurchased pursuant to the Offer was approximately $346,527.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2021

OWL ROCK CORE INCOME CORP.

By:	/s/ Bryan Cole
Name:	Bryan Cole
Title:	Chief Financial Officer and Chief Operating Officer